Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

December 7, 2016

VIA EDGAR TRANSMISSION
Ms. Cecilia Blye
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Northern Trust Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-36609

Dear Ms. Blye:
We have reviewed your letter of November 23, 2016, commenting on certain disclosures made by Northern Trust Corporation (the “Corporation”; the Corporation and its subsidiaries, collectively, “Northern Trust”) in its Form 10-K for the year ended December 31, 2015. The following are the responses of Northern Trust to the comments of the Securities and Exchange Commission (the “Commission”) staff.
In the following, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below the comments in regular typeface.
General

1.
In your letters to us dated June 28, 2013 and July 30, 2013, you described contacts with Syria and Sudan. The Northern Trust Locations section of your website indicates that your offices in Saudi Arabia, the UAE, Germany, Sweden and Holland may service Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2013 letters, whether through subsidiaries, clients, affiliates or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.
Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: Since our June 28, 2013 and July 30, 2013 letters to you in response to your letters dated May 31, 2013 and July 23, 2013, we have provided no technology or products to Sudan or Syria or their governments; we have had no agreements, commercial arrangements, or other contacts with the governments of Sudan or Syria or entities controlled by those governments; and we do not anticipate doing so in the future. Also, since the foregoing response letters, we have provided no services to the governments of Sudan or Syria, and we do not anticipate doing so in the future.
With respect to contacts with and services to these countries, we have no offices in Sudan or Syria. Certain of our clients will, however, on occasion ask us to send payments into these jurisdictions, or receive payments originating in them. Like other large global financial institutions, we maintain and implement policies and programs designed to comply with all applicable sanctions laws and regulations administered by the U.S. Department of Treasury's Office of Foreign Assets Control (OFAC), including those directed against Sudan and Syria. We are in frequent dialogue with our Federal functional regulator concerning our screening systems and compliance procedures. Our screening systems and compliance procedures allow us to block or reject payments as required while allowing payments that are permitted under applicable laws and regulations to be made — for example payments related to United Nations work or that are non-commercial, personal remittances. Our payments into, or receipt of payments originating in, Sudan or Syria involve only payments that are permitted under applicable laws and regulations. Our payment screening software looks at the originator of the payment, the beneficiary of the payment, the financial institutions or banks involved, as well as additional information provided in free form text fields. If a Specially Designated National (SDN), as designated by OFAC, was present in any of those fields or the extra information referenced an SDN or the countries of Sudan or Syria, the software would detect and flag the payment for review by creating an alert. Our review of that alert would then help us determine if the payment is required to be blocked or rejected or is allowable under the applicable economic sanctions programs. Permitted payments constitute our sole contacts with these countries.
For the period of January 1, 2013 through November 28, 2016 (the last three fiscal years plus the subsequent interim period), Northern Trust identified 43 transactions with credit parties, debit parties, originators, beneficiaries, or banks having addresses in Sudan. These transactions occurred via electronic transfer, either by wire through the Federal Reserve Bank or SWIFT messages through the SWIFT network and we estimate that revenues associated with these transactions to and from Sudan were approximately $1,000. No transactions were identified with credit parties, debit parties, originators, beneficiaries, or banks in Syria. As stated above, our payments into, or receipt of payments originating in, Sudan involve only payments that are permitted under applicable laws and regulations.
In light of the de minimis size and incidental nature of the payments to and from the identified jurisdictions, as well as the fact that such payments were made in compliance with a regulatory scheme specifically designed to combat state sponsored terrorism, we do not view these transactions as presenting a material investment risk for our security holders. Moreover, we are not aware of any divestment or similar initiative directed towards companies whose contacts with the relevant jurisdictions are, like ours, limited to transactions of the type, number and amount outlined in this letter.
If you have any questions regarding this letter, please call me at (312) 444-5421 or Daniel C. Waters, Senior Vice President, Corporate Financial Reporting at (312) 630-0552.

Very truly yours,

By:	/s/ S. Biff Bowman
S. Biff Bowman Executive Vice President and Chief Financial Officer

cc: Dietrich King

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